January 30, 2007

Robert M. Chiste, President
Comverge, Inc.
120 Eagle Rock Avenue, Suite 190
East Hanover, New Jersey 07936

Re: Comverge, Inc.
Form S-1 Amendment No. 3
File No. 333-137813
Filed January 3, 2007

Dear Mr. Chiste:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prior comment refers to our letter dated December 22, 2006.

Market Opportunities, page 2

1.   Refer to prior comment 2 and your response. It remains unclear why you believe it is appropriate to present data from Clean Edge, Inc. about solar and wind power, which is not your line of business. Further, explain your basis for projecting market demand based upon a report that does not contemplate "demand response" products.

2.   Clarify how data from the Center for Smart Energy data demonstrates or supports your estimates.

3.   Since the summary typically contains the most relevant and important information for investors, it is not clear why you believe the large dollar figures for the entire "clean energy" sector is highly relevant to potential investors in this offering when your products and services constitute such a small percentage of that sector. In order to ensure that investors do not place undue reliance on this information, we strongly suggest it be removed from the summary.

4.   We note your response to prior comment 3. This disclosure continues to be confusing and seems to overstate the market for your products over the next five years, given your current market share. Please revise the disclosure to clearly and concisely give potential investors a more realistic picture of your growth potential and the future market demand for your products and services.

Director Compensation, page 84

5.   If the registrant entered into an agreement that governs director compensation, please file it.

2007 Transitional Compensation Framework, page 95

6.   We note in several places that you have not yet determined the achievement of target performance measures. With a view toward disclosure, tell us whether you expect the related disclosure in this section will be completed prior to effectiveness.

Severance Benefits, page 103
Mr. Chiste, page 103

7.   Please clarify whether Mr. Chiste would be eligible to collect both severance and retirement benefits.

Legality Opinion

8.   After the amended and restated charter is filed with the Secretary, remove the assumption regarding it in the third paragraph.

* * * * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc.   Scott Olson (Andrews Kurth)
        VIA TELEFAX 713-238-7410